EXHIBIT D

                         [Letterhead of OMI Corporation]




VIA FACSIMILE
011-44-20-7653-1115

May 20, 2004



Nicholas Hartley
Chairman of the Board of Directors
Stelmar Tankers (UK) Ltd.
76 Watling Street
London EC4M 9BJ
England, United Kingdom

Dear Nick:

It was a pleasure meeting with you yesterday and I appreciate you making the time available for us on such short notice. I thought our time together was productive, and I hope you have a similar view.

In response to your suggestion, I am setting forth herein our proposal to combine OMI Corporation ("OMI") with Stelmar Shipping Ltd. ("Stelmar"). As I indicated to you in our meeting yesterday, I believe the combination is compelling strategically, operationally and financially and is in the best interests of our respective shareholders.

The combined company would have a significant presence in crude and clean tanker markets and would operate one of the youngest fleets in the industry. Moreover, our combined size would increase our operational flexibility for our product tanker fleet and the combined business would benefit from both a broader customer relationship base and a more balanced charter mix. Lastly, our respective shareholders would enjoy significant capital markets benefits from the transaction, including: higher public float, greater trading liquidity and potentially broader research sponsorship.

Based solely upon our review of publicly available information, we would propose to combine OMI and Stelmar in a stock-for-stock merger in which shareholders of Stelmar would own 40.5% of the combined company on a fully diluted basis in an all stock transaction. Based upon the latest publicly available information, this would result in each shareholder of Stelmar receiving approximately 3.1 shares of OMI for each share of Stelmar.


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Based upon OMI's  closing  price of $10.91 as of May 14, 2004,  the last trading day prior to our interest in a combination with Stelmar becoming publicly known, this would imply a premium of approximately 35%. We also would be prepared to provide up to 25% of the stock consideration in cash. The funding for this portion of the consideration would come from OMI's existing cash reserves and credit facilities.

We believe there is significant franchise value in each of our trading names and we would propose leveraging that value by using both our names for the combined business. Our proposal would be "OMI-Stelmar Corporation." The headquarters for the new business would be in Connecticut, USA. However, we believe there is significant value in Stelmar's technical capabilities, and therefore, the new business would have a meaningful presence in Athens, Greece.

Our proposal is subject to customary due diligence, including but not limited to, a review of Stelmar's historical and projected financial statements, newbuild commitments, time charter contracts, vessels, operations and debt and other obligations. We also understand that given the stock nature of our proposal that you and your team would need to conduct similar due diligence on OMI. We are prepared to commence the mutual due diligence effort in a manner and in a time period you deem appropriate.

Again, I believe this proposal is compelling. It represents compelling value for the Stelmar shareholders by providing immediate value creation through an attractive premium to the current market price and perhaps more importantly, it provides Stelmar shareholders an opportunity to benefit from the increased earnings power and enhanced strategic position of the new, combined business.

Please understand that this letter is being sent to you for review and consideration by you and the Stelmar board and, consequently, is not legally binding on either party. This proposal is subject to reaching an agreement on all material terms, the finalization of a formal contract and the satisfactory completion of the due diligence process.

We have reviewed this opportunity with our board of directors and they have authorized us to proceed with this transaction consistent with the terms described above. We are prepared to move forward expeditiously and we and our legal and financial advisors are prepared to begin work immediately. We believe with your cooperation we could conclude the diligence process and reach a definitive agreement within two weeks.

I look forward to hearing from you and hope that we can work together toward completing a successful transaction. If you have any questions on this offer, please do not hesitate to contact me immediately.

Sincerely,

/s/ Craig H. Stevenson, Jr.
Craig H. Stevenson, Jr.